SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Amendment No. 1

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

INVESTVIEW, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

46183W 10 1

 (CUSIP Number)

Gregory Barton Rice

2495 Pine Valley Drive

Miramar Beach, Florida 32550

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 30, 2014

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP No. 46183W 10 1	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS: Gregory Bart Rice
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	7	SOLE VOTING POWER 7,681,484 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,681,484 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,681,484 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT IN ROW (11) 54.0% (2)
14	TYPE OF REPORTING PERSON* G Bart Rice: IN

(1) As of the date of the event which requires filing of this Schedule 13D, the Reporting Person beneficially owns 7,681,484 shares of common stock, which includes (i) 2,465,961 shares of common stock held directly by the Reporting Person; (ii) common stock purchase warrants to acquire 1,000,000 shares of common stock at $1.50 per share; (iii) common stock purchase warrants to acquire 394,838 shares of common stock at $1.50 per share; (iv) common stock purchase warrants to acquire 500,000 shares of common stock at $1.50 per share, (v) common stock purchase warrants to acquire 500,000 shares of common stock at $1.50 per share, (vi) common stock purchase warrants to acquire 400,000 shares of common stock at $1.50 per share, (vii) common stock purchase warrants to acquire 100,000 shares of common stock at $1.50 per share, and (viii) 2,320,685 shares of common stock held by Allied Global Ventures LLC. Mr. Rice is the sole shareholder, officer and director of Allied.

(2) Percentage of class calculated based on an aggregate of 12,304,659 shares issued and outstanding, after giving effect to the transactions described in Item 4 of this Schedule 13D, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission October 7, 2014.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Investview, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 54 Broad Street, Suite 303, Red Bank, New Jersey 07701.

Item 2. Identity and Background.

This statement is being filed by and on behalf of Gregory Bart Rice (“Reporting Person”). Mr. Rice is the sole shareholder, executive officer and director of Allied Global Ventures LLC ("Allied").

The address of the principal office of the Reporting Person is 2495 Pine Valley Drive, Miramar Beach, Florida 32550.

Reporting Person is principally involved in the business of consulting.

Reporting Person is a citizen of the United States.

Reporting Person is an accredited investor.

Allied is a Florida Limited Liability Company and private lender.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On September 30, 2014, Issuer entered into a Securities Purchase Agreement with the Reporting Person pursuant to which the Reporting Person agreed to acquire 1,000,000 shares of the Company’s common stock together with Common Stock Purchase Warrants to acquire up to 1,000,000 shares of common stock for an aggregate purchase price of $1,000,000. The Common Stock Purchase Warrants are exercisable for a period of five years at an exercise price of $1.50 per share. The closing of the $1,000,000 under the Securities Purchase Agreement was received on September 30, 2014.

The issuance of the above securities was made in reliance upon exemptions from registration pursuant to section 4(2) under the Securities Act of 1933 and/or Rule 506 promulgated under Regulation D thereunder. The Reporting Person is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

The Reporting Person did not acquire beneficial ownership of the shares of common stock with borrowed funds.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.

Item 5. Interest in Securities of the Issuer.

As of September 30, 2014, the Reporting Person beneficially owned an aggregate of 7,681,484 or 54.0% of Issuer’s common stock.

Except as described in this Schedule 13D, the Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

4.1	Securities Purchase Agreement – September 30, 2014 (1)

4.2	Form of Common Stock Purchase Warrant – September 30, 2014 (1)

(1)  Incorporated by reference to the Form 8-K Current Report as filed with the Securities and Exchange Commission on October 7, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

October 14, 2014	/s/ Gregory Bart Rice
Gregory Bart Rice

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